Exhibit 99.1

NEWS RELEASE

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Khor Hwee Eng (65) 6360.1748 khorhe@charteredsemi.com

CHARTERED UPDATES GUIDANCE FOR FOURTH QUARTER

SINGAPORE – December 15, 2004 – Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) updated its fourth-quarter guidance, which was originally provided on October 29, 2004.

“Chartered’s fourth quarter revenues are now expected to be approximately $191 million, up around five percent from the year-ago quarter. Revenues including our share of SMP are now expected to be approximately $204 million, which is the low end of our prior guidance. Consistent with revenues, we have also revised the guidance for fourth quarter net loss,” said George Thomas, vice president & CFO of Chartered.

“Compared to third quarter 2004, as we had expected earlier, we see weakness in communications followed by the computer and consumer sectors. We continue to expect revenues from leading-edge 0.13-micron copper technology to increase sequentially and our overall 0.13-micron revenues to grow slightly in dollar terms and represent over 20 percent of our total business base revenues.”

Based on its current assessment of market and customer trends, the Company’s updated guidance for fourth quarter 2004 is as follows:

		4Q 2004 Guidance
	3Q 2004 Actual	October 29 Guidance Midpoint/Range	December 15 Guidance Midpoint/Range
Revenues (a)	$257.3M	$193.0M, +/- $3M	$191.0M, +/- $2M
Chartered’s share of SMP revenues	$49.2M	$15.0M, +/- $1M	$13.0M, +/- $1M
Revenues including Chartered’s share of SMP	$306.5M	$208.0M, +/- $4M	$204M, +/- $3M
ASP (a)	$1,019	$994, +/- $20	$992, +/- $10
ASP of Chartered’s share of SMP revenues	$1,419	$1,474, +/- $25	$1,474, +/- $15
ASP including Chartered’s share of SMP	$1,068	$1,018, +/- $25	$1,013, +/- $15
Utilization	89%	62%, +/- 2% points	62%, +/- 2% points
Net Income (Loss)(a)(b)	$16.2M	($49.0M), +/- $5M	($50.0M), +/- $4M
Earnings (Loss) per ADS	$0.06	($0.19), +/- $0.02	($0.20), +/- $0.02

(a)	Determined in accordance with US GAAP.

(b)	Net income (loss) includes the negative profit impact from CSP accounting treatment, which was $15.8 million in third quarter 2004, and is projected to be approximately $19.0 million in fourth quarter 2004.

Chartered plans to release fourth quarter 2004 results on Friday, January 28, 2005, Singapore time, before the Singapore market opens.

Chartered’s original guidance for fourth quarter 2004 was published in the Company’s third quarter 2004 earnings release dated October 29, 2004, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

Presentation of Information in this News Release

The Company’s financial results are prepared and determined in accordance with US GAAP. In order to give investors additional information, Chartered has also provided information on its total business base revenues and ASP, which included the Company’s share of Silicon Manufacturing Partners (SMP or Fab 5). Silicon Manufacturing Partners is a minority-owned joint-venture company and under US

GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues. References to revenues or ASP including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP.

About Chartered

Chartered Semiconductor Manufacturing, one of the world’s top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates four fabrication facilities and has a fifth fab, the Company’s first 300mm facility, which is expected to begin pilot production by the end of 2004.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our expectation of our fourth quarter 2004 performance versus the October 2004 guidance, the weakness in the communications, computer and consumer sectors and the revenue contribution from 0.13 micron technology, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services, communications, computer and consumer sectors, demands from our major customers; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of the semiconductor market recovery; economic conditions in the United States as well as globally; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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